UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 31, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synageva BioPharma Corporation

File No. 0-23155 - CF#30758

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Synageva BioPharma Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 3, 2014 as amended.

Based on representations by Synageva BioPharma Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through March 3, 2017
Exhibit 10.25	through October 31, 2020
Exhibit 10.26	through March 3, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary